================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 35)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                          87927W10
      (Title of class of securities)                              (CUSIP number)

                                DOTT. GIANNI MION
                                 SINTONIA S.P.A.
                           CORSO DI PORTA VITTORIA 16
                                   20122 MILAN
                                      ITALY
                                 (+39) 02-549241

                                 WITH A COPY TO:

                           MICHAEL S. IMMORDINO, ESQ.
                                LATHAM & WATKINS
                                 99 BISHOPSGATE
                                 LONDON EC2M 3XF
                                     ENGLAND
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  MARCH 2, 2007
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------------------------------------------------             ----------------------------------------------------
CUSIP No. 87927W10                                          13D
----------------------------------------------------------             ----------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        SINTONIA S.p.A.
                          I.R.S. IDENTIFICATION NO.                       Not Applicable
                          OF ABOVE PERSON
----------------------    -------------------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a)     [X]
                                                                                                         (b)     [ ]
----------------------    -------------------------------------------------------------------------------------------------
3                         SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    -------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
----------------------    -------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
----------------------    -------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        30,084,650
SHARES
                          -------------------    ----------------------------------------- --------------------------------
BENEFICIALLY              8                      SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                   (See Item 5)
                          -------------------    ----------------------------------------- --------------------------------
EACH                      9                      SOLE DISPOSITIVE POWER:                   30,084,650
REPORTING
                          -------------------    ----------------------------------------- --------------------------------
PERSON WITH               10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         2,437,430,009
----------------------    -------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]
----------------------    -------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        18.22%
                                                                                                     (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                             CO



                                    (Page 2)

----------------------------------------------------------             ----------------------------------------------------
CUSIP No. 87927W10                                          13D
----------------------------------------------------------             ----------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        SINTONIA S.A. (FORMERLY KNOWN AS
                          I.R.S. IDENTIFICATION NO.                       EDIZIONE FINANCE INTERNATIONAL S.A.)
                          OF ABOVE PERSON                                 Not Applicable
----------------------    -------------------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a)     [X]
                                                                                                         (b)     [ ]
----------------------    -------------------------------------------------------------------------------------------------
3                         SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    -------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
----------------------    -------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Luxembourg
----------------------    -------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        0
SHARES
                          -------------------    ----------------------------------------- --------------------------------
BENEFICIALLY              8                      SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                   (See Item 5)
                          -------------------    ----------------------------------------- --------------------------------
EACH                      9                      SOLE DISPOSITIVE POWER:                   0
REPORTING
                          -------------------    ----------------------------------------- --------------------------------
PERSON WITH               10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         2,407,345,359
----------------------    -------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]
----------------------    -------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        17.99%
                                                                                                     (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                             CO



                                    (Page 3)

----------------------------------------------------------             ----------------------------------------------------
CUSIP No.  87927W10                                         13D
----------------------------------------------------------             ----------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------
1                         NAME OF REPORTING PERSON                        RAGIONE S.a.p.a. DI GILBERTO
                          I.R.S. IDENTIFICATION NO.                       BENETTON E C.
                          OF ABOVE PERSON                                 Not Applicable
----------------------    -------------------------------------------------------------------------------------------------
2                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                              (a)     [X]
                                                                                                         (b)     [ ]
----------------------    -------------------------------------------------------------------------------------------------
3                         SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------
4                         SOURCE OF FUNDS:                                                 WC
----------------------    -------------------------------------------------------------------------------------------------
5                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                         [ ]
----------------------    -------------------------------------------------------------------------------------------------
6                         CITIZENSHIP OR PLACE OF ORGANIZATION:                            Italy
----------------------    -------------------------------------------------------------------------------------------------
NUMBER OF                 7                      SOLE VOTING POWER:                        30,084,650
SHARES
                          -------------------    ----------------------------------------- --------------------------------
BENEFICIALLY              8                      SHARED VOTING POWER:                      2,407,345,359
OWNED BY                                                                                   (See Item 5)
                          -------------------    ----------------------------------------- --------------------------------
EACH                      9                      SOLE DISPOSITIVE POWER:                   30,084,650
REPORTING
                          -------------------    ----------------------------------------- --------------------------------
PERSON WITH               10                     SHARED DISPOSITIVE POWER:                 2,407,345,359
                                                                                           (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
11                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:         2,437,430,009
----------------------    -------------------------------------------------------------------------------------------------
12                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                 [ ]
----------------------    -------------------------------------------------------------------------------------------------
13                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        18.22%
                                                                                                     (See Item 5)
----------------------    -------------------------------------------------------------------------------------------------
14                        TYPE OF REPORTING PERSON:                             PN



                                    (Page 4)

         This Amendment No. 35 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "STATEMENT ON SCHEDULE 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("EDIZIONE HOLDING"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg, and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("RAGIONE") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of Sintonia S.p.A., Sintonia S.A. (formerly known as Edizione Finance International S.A.) and Ragione. By virtue of the demerger described below, Sintonia S.p.A. and Sintonia S.A. are members of a group with Pirelli and Olimpia with respect to the Telecom Italia Shares. Edizione Holding is no longer a member of such group. By virtue of the 2006 Shareholders Agreement, Assicurazioni Generali S.p.A. and Mediobanca S.p.A. may also be deemed to be members of such group. Sintonia S.p.A., Sintonia S.A. and Ragione are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli has been provided by the nominating person or by such nominee director or officer.

ITEM 2. IDENTITY AND BACKGROUND

         This Statement is filed by Sintonia S.p.A., a company incorporated under the laws of the Republic of Italy, Sintonia S.A. (formerly known as Edizione Finance International S.A.) and Ragione.

         Effective March 2, 2007, Edizione Holding was partially demerged through the establishment of a new entity called Sintonia S.p.A. which now owns all direct and indirect interests in the utilities and infrastructure sector formerly held by Edizione Holding (the "DEMERGER"). Effective February 21, 2007, Edizione Finance International S.A. changed its legal name to Sintonia S.A. As a result of the Demerger, Sintonia S.p.A., owns approximately 100% of the share capital of Sintonia S.A., which owns directly approximately 10.62% of the equity of Olimpia S.p.A. Sintonia S.p.A. owns directly approximately 9.38% of the equity of Olimpia S.p.A. (and, together with its control of Sintonia S.A., 20% of Olimpia S.p.A.) and 0.23% of the share capital of Telecom Italia S.p.A.

         Sintonia S.p.A., through its subsidiaries and affiliates, is a holding company that manages both majority and minority investments in publicly traded and privately owned companies. Sintonia S.p.A. is principally engaged in the utilities and infrastructure sector. Approximately 99.24% of the share capital of Sintonia S.p.A. is beneficially owned by Ragione. The registered office of Sintonia S.p.A. is located at Corso di Porta Vittoria 16 Milan, Italy.

         The name, business address, citizenship, present principal occupation or employment (and name, principal business and address of any corporation or organization at which such



                                    (Page 5)
employment is conducted) of each director and executive officer of Sintonia S.p.A. is set forth on Schedule I.

         During the past five years, neither Sintonia S.p.A. nor any of its directors or executive officers has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) According to publicly available information reported by Consob, as of March 7, 2007, 13,380,735,809 Telecom Italia Shares were outstanding. Sintonia S.p.A. may be deemed to beneficially own 2,437,430,009 Telecom Italia Shares, representing approximately 18.22% of the total number of Telecom Italia Shares reported to be outstanding as of March 7, 2007.

         (b) Sintonia S.p.A. may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 30,084,650 Telecom Italia Shares. In addition, subject to its obligations under the Shareholders Agreement (as defined in the Schedule 13D filed on August 9,
2001) and the 2006 Shareholders Agreement (as defined in Amendment No. 33 to the
Schedule 13D on November 08, 2006), Sintonia S.p.A. may be deemed to have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 2,437,430,009 Telecom Italia Shares.

         (c)-(d)  Not applicable.

         (e) As a result of the Demerger described in Item 2 above, effective March 2, 2007, Edizione Holding ceased to be the beneficial owner of more than 5% of Telecom Italia Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As a result of the Demerger described in Item 2 above, Sintonia S.p.A. replaced Edizione Holding and acceded to all of Edizione Holding's rights and obligations under the Shareholders Agreement and the 2006 Shareholders Agreement, including but not limited to its voting rights and the right to appoint members of Olimpia's and Telecom Italia's board of directors. A description of their accession to these agreements, along with others, is attached hereto as Exhibit 84.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         84.      Press Release, dated as of March 9, 2007, issued by Sintonia
                  S.p.A.



                                    (Page 6)

EXHIBIT INDEX
Exhibit No.
-----------

         84.      Press Release, dated as of March 9, 2007, issued by Sintonia
                  S.p.A.



                                    (Page 7)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  March 14, 2007

                                        SINTONIA S.p.A.



                                        By:  /s/ Gianni Mion
                                             -----------------------------------
                                             Name:   Gianni Mion
                                             Title:  Chief Executive Officer



                                    (Page 8)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  March 14, 2007

                                        SINTONIA S.A.



                                        By:  /s/ Gustave Stoffel
                                             -----------------------------------
                                             Name:   Gustave Stoffel
                                             Title:  Director



                                    (Page 9)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:  March 14, 2007

                                        RAGIONE S.a.p.a DI GILBERTO
                                          BENETTON E C.



                                        By:  /s/ Gilberto Benetton
                                             -----------------------------------
                                             Name:   Gilberto Benetton
                                             Title:  Chairman



                                   (Page 10)

                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF SINTONIA S.P.A.
               ---------------------------------------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
  NAME AND BUSINESS ADDRESS             CITIZENSHIP            POSITIONS WITH SINTONIA         PRESENT PRINCIPAL
                                                                       S.P.A.                     OCCUPATION
------------------------------- ---------------------------- ---------------------------- ----------------------------
Benetton Gilberto - Corso di    Italian                      Chairman                     Executive
Porta Vittoria 16 - 20122
Milano
------------------------------- ---------------------------- ---------------------------- ----------------------------
De Simoi Sergio - Corso di      Italian                      Director                     Consultant
Porta Vittoria 16 - 20122
Milano
------------------------------- ---------------------------- ---------------------------- ----------------------------
Mion Gianni - Corso di Porta    Italian                      Director                     Executive
Vittoria 16- 20122 Milano
------------------------------- ---------------------------- ---------------------------- ----------------------------
Caso Angelo - Via Bigli 21 -    Italian                      President of the Board of    Business Consultant
20121 Milano                                                 Statutory Auditors
------------------------------- ---------------------------- ---------------------------- ----------------------------
Laghi Aldo - Viale Cesare       Italian                      Statutory Auditor            Lawyer
Battisti 1 - 31100 Treviso
------------------------------- ---------------------------- ---------------------------- ----------------------------
Cunial Giovanni Pietro - Via    Italian                      Statutory Auditor            Business Consultant
O. Brentari 1 - 36061 Bassano
del Grappa (VI)
------------------------------- ---------------------------- ---------------------------- ----------------------------
Borelli Alberto - Via           Italian                      Deputy Statutory Auditor     Business Consultant
Monterumici 8 - 31100 Treviso
------------------------------- ---------------------------- ---------------------------- ----------------------------
Ercolani Mauro - Corso di       Italian                      Deputy Statutory Auditor     Business Consultant
Porta Vittoria 16 - 20122
Milano
------------------------------- ---------------------------- ---------------------------- ----------------------------



                                   (Page 11)